Filed Pursuant to Rule 424(b)(3)
Registration No. 333-189891

COLE CREDIT PROPERTY TRUST V, INC.
SUPPLEMENT NO. 1 DATED MARCH 18, 2014
TO THE PROSPECTUS DATED MARCH 17, 2014

This document supplements, and should be read in conjunction with, the prospectus of Cole Credit Property Trust V, Inc. dated March 17, 2014. Unless otherwise defined in this supplement, capitalized terms used in this supplement shall have the same meanings as set forth in the prospectus.

The purpose of this supplement is to describe the following:

(1)	the status of the offering of shares of Cole Credit Property Trust V, Inc.;
(2)	declaration of distributions; and
(3)	recent real property investments and debt.

Status of Our Public Offering

The registration statement for our initial public offering of 120,000,000 shares of common stock was declared effective by the Securities and Exchange Commission on March 17, 2014. Of these shares, we are offering 100,000,000 shares in our primary offering and up to 20,000,000 shares pursuant to our distribution reinvestment plan, subject to our ability to reallocate shares between our primary offering and our distribution reinvestment plan. Pursuant to the terms of the offering, we were required to deposit all subscription proceeds in escrow pursuant to the terms of an escrow agreement with UMB Bank, N.A. until we received subscriptions aggregating at least $2.5 million. On March 17, 2014, ARC Properties Operating Partnership, L.P., an affiliate of our sponsor, deposited $2.5 million for the purchase of shares of common stock in the offering into escrow. As a result, we satisfied the conditions of our escrow agreement, and on March 18, 2014, we broke escrow and accepted an investor’s subscription for, and issued, 109,890 shares of our common stock in the offering, resulting in gross proceeds of approximately $2.5 million. We have special escrow provisions for residents of Pennsylvania and Washington which have not been satisfied as of March 18, 2014 and, therefore, we have not accepted subscriptions from residents of Pennsylvania and Washington.

We will offer shares of our common stock pursuant to the offering until March 17, 2016, unless our board of directors terminates the offering at an earlier date or all shares being offered have been sold, in which case the offering will be terminated. If all of the shares we are offering have not been sold by March 17, 2016, we may extend the offering as permitted under applicable law. In addition, at the discretion of our board of directors, we may elect to extend the termination date of our offering of shares reserved for issuance pursuant to our distribution reinvestment plan until we have sold all shares allocated to such plan through the reinvestment of distributions, in which case participants in the plan will be notified. The offering must be registered in every state in which we offer or sell shares. Generally, such registrations are for a period of one year. Thus, we may have to stop selling shares in any state in which our registration is not renewed or otherwise extended annually. We reserve the right to terminate this offering at any time prior to the stated termination date.

Distributions

Our board of directors has authorized a daily distribution, based on 365 days in the calendar year, of $0.0017260274 per share, based on a per share price of $25.00, for stockholders of record as of the close of business on each day of the period commencing on March 19, 2014 and ending on June 30, 2014. The payment date for each of the daily distributions of the period commencing on March 19, 2014 and ending on March 31, 2014 will be in April 2014. The payment date for each of the daily distributions of the period commencing on April 1, 2014 and ending on April 30, 2014 will be in May 2014. The payment date for each of the daily distributions of the period commencing on May 1, 2014 and ending on May 31, 2014 will be in June 2014. The payment date for each of the daily distributions of the period commencing on June 1, 2014 and ending on June 30, 2014 will be in July 2014.

Recent Real Property Investments

The following information supplements, and should be read in conjunction with, the section of our prospectus captioned “Prospectus Summary — Description of Real Estate Investments” on page 15 of the prospectus.

Description of Real Estate Investments

As of March 18, 2014, our investment portfolio consisted of two wholly-owned properties located in two states, consisting of approximately 16,000 gross rentable square feet of commercial space. Our properties as of March 18, 2014 are listed below in order of their date of acquisition.

Property Description	Type	Number of Tenants	Tenant	Rentable Square Feet	Purchase Price
Dollar General — Moundridge, KS	Discount Store	1	DG Retail, LLC	9,100	$933,455
Advance Auto — Fairmont, NC	Automotive	1	Advance Stores Company, Incorporated	6,960	1,246,379
				16,060	$2,179,834

The following subsections are hereby inserted in our prospectus immediately following the section of our prospectus captioned “Investment Objectives and Policies — Change in Investment Policies” on page 122 of the prospectus.

Real Property Investments

We engage in the acquisition and ownership of commercial properties, primarily consisting of single-tenant, income-producing necessity retail properties, which are leased to creditworthy tenants under long-term net leases, and are strategically located throughout the United States.

As of March 18, 2014, we, through separate wholly-owned limited liability companies of ours and our operating partnership, owned two properties located in two states, consisting of approximately 16,000 gross rentable square feet of commercial space. The properties were acquired through the use of proceeds from our initial public offering. Our properties as of March 18, 2014 are listed below in order of their date of acquisition.

Property Description	Date Acquired	Year Built	Purchase Price (1)	Fees and Expenses Paid to Sponsor (2)	Initial Yield (3)	Average Yield (4)	Physical Occupancy
Dollar General — Moundridge, KS	March 18, 2014	2014	$933,455	$23,336	7.15%	8.00%	100%
Advance Auto — Fairmont, NC	March 18, 2014	2004	1,246,379	31,159	7.18%	7.72%	100%
			$2,179,834	$54,495

(1)	Purchase price does not include acquisition related expenses.

(2)
Fees and expenses paid to sponsor are payments made to an affiliate of our advisor for acquisition fees and expenses in connection with the property acquisition. For more detailed information on fees and expenses paid to our advisor or its affiliates, see the section captioned “Management Compensation” beginning on page 89 of the prospectus.

(3)
Initial yield is calculated as the effective annualized rental income, adjusted for rent concessions or abatements, if any, for the in-place lease at the property divided by the property’s purchase price, plus the cost of significant capital improvements expected to be incurred in the first year of ownership, if any, and exclusive of acquisition fees paid to our advisor or its affiliates and acquisition costs. In general, we intend for our properties to be subject to long-term triple net or double net leases, and the future costs associated with the double net leases are unpredictable and may reduce the yield. We expect the majority of our properties will be subject to triple net leases. Accordingly, our management believes that effective annualized rental income is a more appropriate figure from which to calculate initial yield than net operating income.

(4)
Average yield is calculated as the average annual rental income, adjusted for rent concessions or abatements, if any, for the in-place lease, over the non-cancelable lease term at the property divided by the property’s purchase price, plus the cost of significant capital improvements expected to be incurred over the non-cancelable lease term, if any, and exclusive of acquisition fees paid to our advisor or its affiliates and acquisition costs. In general, we intend for our properties to be subject to long-term triple net or double net leases, and the future costs associated with the double net leases are unpredictable and may reduce the yield. We expect the majority of our properties will be subject to triple net leases. Accordingly, our management believes that average annual rental income is a more appropriate figure from which to calculate average yield than net operating income.

The following table sets forth the principal provisions of the lease term for the major tenants at each of the properties listed above:

Property	Major Tenants (1)	Total Square Feet Leased	% of Total Rentable Square Feet	Renewal Options (2)	Effective Annual Base Rent (3)	Effective Base Rent per Square Foot (3)	Lease Term (4)
Dollar General — Moundridge, KS	DG Retail, LLC	9,100	100%	4/5 yr.	$66,742	$7.33	3/18/2014	-	2/28/2024
					68,744	7.55	3/1/2024	-	2/28/2029
Advance Auto Parts — Fairmont, NC	Advance Stores Company, Incorporated	6,960	100%	3/5 yr.	89,490	12.86	3/18/2014	-	10/31/2023

(1)	Major tenants include those tenants that occupy greater than 10% of the rentable square feet of the respective property.

(2)	Represents the number of renewal options and the term of each option.

(3)	Effective annual base rent and effective base rent per square foot include adjustments for rent concessions or abatements, if any.

(4)
Represents the lease term beginning with the later of the purchase date or the rent commencement date through the end of the non-cancelable lease term, assuming no renewals are exercised. In general, we intend for our properties to be subject to long-term triple or double net leases that require the tenants to pay substantially all operating expenses in addition to base rent.

Tenant Lease Expirations

The following table sets forth lease expirations of our properties, as of March 18, 2014, for each of the next ten years and thereafter assuming no renewal options are exercised. For purposes of the table, the Total Annual Base Rent column represents annualized base rent, based on rent in effect on January 1 of the respective year, for each lease that expires during the respective year.

Year Ending December 31,	Number of Leases Expiring	Square Feet Expiring	Total Annual Base Rent	% of Total Annual Base Rent
2014	—	—	$—	—%
2015	—	—	—	—%
2016	—	—	—	—%
2017	—	—	—	—%
2018	—	—	—	—%
2019	—	—	—	—%
2020	—	—	—	—%
2021	—	—	—	—%
2022	—	—	—	—%
2023	1	6,960	89,490	57%
2024	—	—	—	—%
Thereafter	1	9,100	68,744	43%
	2	16,060	$158,234	100%

Depreciable Tax Basis

For federal income tax purposes, the aggregate depreciable basis in the two recently acquired properties described in this prospectus supplement is approximately $1.8 million. When we calculate depreciation expense for federal income tax purposes, we depreciate buildings and improvements over a 40-year recovery period, land improvements over a 20-year recovery period and furnishings and equipment over a 12-year recovery period using a straight-line method and a mid-month convention. We currently have no plans for any renovations, improvements or development of the properties described in this prospectus supplement, and we believe all of our properties are adequately insured. We intend to obtain adequate insurance coverage for all future properties that we acquire. The preliminary depreciable basis in these properties is estimated, as of March 18, 2014, as follows:

Property	Depreciable Tax Basis
Dollar General — Moundridge, KS	$765,433
Advance Auto — Fairmont, NC	1,022,031
$1,787,464

Debt

Series C Loan

On March 18, 2014, our operating partnership entered into a $10.0 million revolving line of credit with Series C, LLC, an affiliate of our advisor (the Series C Loan). The Series C Loan bears interest at a rate per annum equal to the one-month LIBOR plus 2.20% with accrued interest payable monthly in arrears and principal due upon maturity on March 17, 2015. In the event the Series C Loan is not paid off on the maturity date, the loan includes default provisions. Upon the occurrence of an event of default, interest on the Series C Loan will accrue at an annual default interest rate equal to 4.0% above the stated interest rate. The Series C Loan has been approved by a majority of our directors (including a majority of our independent directors) not otherwise interested in the transaction as fair, competitive and commercially reasonable and no less favorable to us than a comparable loan between unaffiliated parties under the same circumstances. As of March 18, 2014, we did not have any borrowings outstanding under the Series C Loan.

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